Jazz Technologies, Inc.

4321 Jamboree Road

Newport Beach, California 92660

April 18, 2008

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jay Webb

Re:                               Jazz Technologies, Inc.

Form 10-K for the fiscal year ended December 28, 2007

Filed March 24, 2008

File No. 001-32832

Ladies and Gentlemen:

This letter, which has also been filed electronically with the Securities and Exchange Commission (the “Commission”), is being filed by Jazz Technologies, Inc. (the “Company” or “Jazz”) in response to your letter dated April 3, 2008 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Company’s Form 10-K for the fiscal year ended December 28, 2007 that was filed with the Commission on March 24, 2008 (the “Form 10-K”).  The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of the Form 10-K.

Note 2.  Summary of Significant Accounting Policies, page 66

Revenue Recognition, page 67

1.                                      We note that after you disclose the four fundamental revenue recognition criteria outlined in SAB 104 you indicate “Determination of the criteria set forth in items in three and four above is based on management’s judgment regarding the fixed nature of the fee charged for services rendered and products delivered. . .”  Please address the following:

•

Explain to us what you mean by the disclosures that the fixed nature of the fee charged for services rendered and products delivered is based on management’s “judgment.” Explain to us why determination of the fee for services and the products requires management judgment.

•

Explain to us why you conclude that your revenue recognition policy is in accordance with the recognition criteria that the seller’s price to the buyer is fixed or determinable.  Refer to paragraph 1 of SAB Topic 13A.

•	Expand your revenue recognition policy to clarify your accounting in future filings and please provide us with your proposed disclosure.

Response:

Management’s judgment is used to calculate sales allowances relating to specified yield or quality commitments which are contained in some of the contracts we have with a few customers.  For example, we estimate yield or quality commitments potentially owed to customers based on our testing of a sample of completed products as well as based on information about historical production performance for each product.  These estimates may differ from the results of product testing that our customers may perform after they receive the product.  We estimate and provide for potential sales allowances at the time of shipment as a reduction to revenues based on historical experience and actual allowances given have been within management’s expectations.  In addition, such allowances have been insignificant-approximately 1% of total revenues in 2007.

Because sales allowances can be reliably estimated at the time of product shipment, actual allowances have not differed materially from estimated amounts, and sales allowances in general have been insignificant, we believe that our revenue recognition policy is in accordance with SAB Topic 13A.

To respond to the Staff’s comment, we propose to modify the portion of Note 2 under the heading Revenue Recognition on page 67 to read as follows:

The Company’s net revenues are generated principally by sales of semiconductor wafers. The Company derives the remaining balance of its net revenues from the resale of photomasks and other engineering services. The majority of the Company’s sales occur through the efforts of its direct sales force.

In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), and SAB No. 104, “Revenue Recognition” (“SAB No. 104”), the Company recognizes product revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, the Company does not recognize revenues until all customer acceptance requirements have been met, when applicable.

Revenues for engineering services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until products are shipped to the customer, services are rendered or the capacity reservation period ends.

The Company provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.  Actual allowances given have been within management’s expectations.

Concentrations, page 72

2.                                      We note that “Conexant” was one of your significant customers in 2007.  Please explain to us whether Conexant is a related party to you.  If Conexant is a related party, then please include all required disclosures under SFAS 57 in future filings.

Response:

Conexant Systems, Inc. is not a related party.  At one time, Conexant had an approximate 42% ownership interest in Jazz Semiconductor, the entity that the Company acquired on February 16, 2007.  Conexant sold all of its shares of Jazz Semiconductor to the Company in connection with that merger.  Conexant purchased 1.71 million shares of the Company’s common stock in February 2007 (representing approximately 4.9% of the Company’s outstanding common stock), all of which the Company repurchased from Conexant in August 2007.  To the best of the Company’s knowledge, Conexant no longer owns any shares of the Company.

Note 3, Acquisition, Page 73

3.                                      We note that you allocated approximately $36 million of the purchase price of Jazz Semiconductor to an intangible asset named Facilities Lease.  Please address the following:

•	Please explain to us the nature of this intangible asset and why your recognition of this asset is in accordance with U.S. GAAP. Please refer to paragraph 39 and Appendix A of SFAS 141.

•

Also in this regard, we note on page 77 that you are amortizing this asset over a 20-year period. Please explain to us why you conclude that the 20-year amortization period is appropriate per U.S. GAAP.

Revise your future disclosures as necessary based on our concerns.

Response:

The intangible asset in question consists of leases of two buildings located in Newport Beach, California from which Jazz operates its business.  The amounts payable by Jazz under these leases are substantially below fair market value for comparable properties in the same geographic area because the lease agreements were entered into with Conexant Systems, the landlord, as part of a transaction in which Jazz Semiconductor was spun-out of Conexant and Conexant became a major shareholder in Jazz Semiconductor.  Instead of paying typical lease fees based on a price per square foot, Jazz pays only a pass-through of its pro rata share of Conexant’s expenses associated with the property, such as real property taxes, insurance costs, maintenance and depreciation, and gas and electricity.  As explained in Note 11 on page 93, the $36 million amount allocated to facilities leases represents the fair value of acquired leases calculated as the difference between market rates for similar facilities in the same geographical area and the rent that the Company is estimated to pay over the life of the leases, discounted back over the life of the leases. The future minimum costs under these leases have been estimated based on actual costs incurred during 2006 and applicable adjustments for increases in the consumer price index.  This intangible asset arises from legal and contractual rights under these leases and, under paragraph 39 of SFAS 141, is therefore recognized as an asset apart from goodwill.  Appendix A of SFAS 141 specifically identifies the value arising from an operating lease such as these leases as an intangible asset that meets the contractual-legal criterion for recognition apart from goodwill, even where the lease contracts cannot be sold or subleased.

We are amortizing this asset over 20 years because, as explained in Note 11 on page 93, the leases are non-cancellable operating leases that the Company has the unilateral right to extend through March 2027.

4.                                      We note on page 75 that you engaged a third party appraiser to assist in valuation of assets and liabilities of your acquired entity.  While in future filings management may elect to take full responsibility for valuing the assets and liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response:

The Company respectfully advises the Staff that although it engaged a third party appraiser to assist it in the valuation of assets and liabilities of the acquired entity, management retains full responsibility for valuing the assets and liabilities of the acquired entity. The information provided by the third party appraiser was considered by the Company (along with other information and data) in making judgments as to the valuation of such assets and liabilities in the Company’s Form 10-K filing, but by no means was the sole basis for these determinations, and the Company did not rely exclusively on the information provided by the third party appraiser.  In addition, the Company did not quote or summarize any portion of the report of the third party appraiser in its Form 10-K, nor did the Company state that the third party appraiser “reviewed or passed upon” any information contained in its Form 10-K.  See Rule 436(b) under the Securities Act of 1933, as amended (the “Securities Act”).   For these reasons, the Company does not consider the third party appraiser to have served as an expert within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the Company’s valuation of assets and liabilities of the acquired entity.

In response to the Staff’s comment, the Company advises the Staff that it will remove references to the third party appraiser in its future filings with the Commission beginning with the Company’s next form 10-Q.  The Company respectfully submits, however, that in its view it is not required to (a) name the third party appraiser in the “Experts” section of any registration statements filed, or to be filed, by the Company under the Securities Act or (b) obtain a written consent from the third party appraiser for filing as an exhibit to any such registration statement.

In connection with our response to your comments we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Please do not hesitate to contact me at (949) 435-8626 or our counsel Mischi a Marca with Cooley Godward Kronish LLP at (415) 693-2148 if you have any questions or would like additional information regarding this response letter.

Sincerely,

/s/ ALLEN R. GROGAN

Allen R. Grogan

Senior Vice President and Chief Legal Officer

Jazz Technologies, Inc.